SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Tobira Therapeutics, Inc.

(Name of Subject Company)

Tobira Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88883P 10 1

(CUSIP Number of Class of Securities)

Laurent Fischer, M.D.

President and Chief Executive Officer

701 Gateway Boulevard, Suite 300

South San Francisco, CA 94080

(650) 741-6625

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jay K. Hachigian Bennett L. Yee Andrew Y. Luh Heidi E. Mayon Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Boulevard Redwood City, California, 94063 (650) 321-2400	Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts, 02116 (617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Tobira Therapeutics, Inc., a Delaware corporation (“Tobira” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 3, 2016 (together with any subsequent amendments and supplements thereto, including this Amendment No. 2, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Sapphire Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Allergan Holdco US, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Tobira at a price of (x) $28.35 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (y) one contractual contingent value right per Share, which represents the right to receive contingent payments of up to $49.84 in cash in the aggregate, if any, if certain specified milestones are achieved, upon the terms and subject to the conditions set forth in the offer to purchase dated October 3, 2016 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO filed by Purchaser, Parent and Allergan with the SEC on October 3, 2016. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibit (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The third and fourth sentences in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between Tobira and its Executive Officers, Directors and Affiliates—Golden Parachute Excise Tax Gross-Up” on page 11 of the Schedule 14D-9 are amended and restated in their entirety to read as follows:

“On October 11, 2016, Tobira entered into a letter agreement with each of Laurent Fischer, M.D., Eric Lefebvre, M.D., Helen Jenkins and Christopher Peetz setting forth each such executive officer’s right to receive the Excise Tax Gross-Up Payment. These letter agreements are filed as Exhibits (e)(24), (e)(25), (e)(26) and (e)(27) hereto and are incorporated herein by reference.”

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The final row and footnote number seven of the table below the second paragraph in “Item 8. Additional Information—Golden Parachute Compensation” on pages 49 and 50 of the Schedule 14D-9 are amended and restated in their entirety to read as follows:

Name	Cash ($)(1)	Equity ($)(2)		Perquisites/ Benefits ($)(3)	Estimated Golden Parachute Tax Reimbursement ($)(4)(5)	Other ($)(6)	Total ($)
Michael A. Metzger	—	445,381	(7)	—	—	—	445,381

(7)	In addition to the Company Option described in the table above, Mr. Metzger holds a vested In the Money Option to purchase 93,059 Shares at $7.56 per Share and vested Out of the Money Options to purchase 13,778 Shares at $42.93 per Share and 48,223 Shares at $43.29 per Share, which will be entitled to the same payments described above in Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between Tobira and its Executive Officers, Directors and Affiliates—Treatment of Options.

Except to the extent specifically provided above, the table below the second paragraph in “Item 8. Additional Information—Golden Parachute Compensation” on page 49 of the Schedule 14D-9 (such table, the “Golden Parachute Table”) remains unchanged and is incorporated herein by reference. Footnotes numbered one through six, which appear on pages 49 and 50 of the Schedule 14D-9, to the Golden Parachute Table remain unchanged and are incorporated herein by reference.

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(e)(24)	Letter Agreement dated October 11, 2016, between Laurent Fischer, M.D. and Tobira Therapeutics, Inc.

(e)(25)	Letter Agreement dated October 11, 2016, between Eric A. Lefebvre, M.D. and Tobira Therapeutics, Inc.

(e)(26)	Letter Agreement dated October 11, 2016, between Helen Jenkins and Tobira Therapeutics, Inc.

(e)(27)	Letter Agreement dated October 11, 2016, between Christopher Peetz and Tobira Therapeutics, Inc.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2016	Tobira Therapeutics, Inc.

	By:	/s/ Laurent Fischer, M.D.
Name: Laurent Fischer, M.D.
Title: Chief Executive Officer